September 6, 2012

Mr. Ed Bartz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Underlying Funds Trust (the “Trust”)
File No.:  811-21895

Dear Mr. Bartz:

This letter is in response to the oral comments and suggestions provided to the Trust on August 17, 2012, with respect to the Trust’s Registration Statement filed on Form N-1A on July 5, 2012, relating to its series: Long/Short Equity Portfolio, Market Neutral Portfolio, Relative Value – Long/Short Debt Portfolio, Managed Futures Strategies Portfolio and Event Driven Portfolio (each a “Portfolio,” collectively, the “Portfolios”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Portfolios, hereby states the following:

(1)
The Trust acknowledges that, in connection with the comments made by the Staff of the SEC on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are responsible for the content of such disclosure;

(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus – Cover Page

1.	Staff Comment: It is the Staff’s position that the front cover of the Portfolios’ prospectus contains information disallowed by Form N-1A. Accordingly, please remove:

a.	the disclosure at the top right which lists the investment advisor’s name and a statement which reads, “The mutual fund advisor dedicated exclusively to alternative investment strategiesSM”; and
b.	the Portfolios’ website and telephone number.

In addition, because an exchange ticker symbol does not apply to these Portfolios, you may remove the reference on the cover page.

Response:  The Trust responds by directing the Staff to the instruction to Item 1(a) of Form N-1A which states that (italics added) “[a] Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) further states that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or SAI that is not otherwise required. . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

It is the Trust’s position that the additional information referenced in the Staff’s comment is appropriate pursuant to Form N-1A, subject to the requirements of General Instruction C.3(b).  In compliance with General Instruction C.3(b), the additional information is contained on the front cover, which is governed by Item 1 of Form N-1A, not Items 2 through 8.  The Trust also believes that the additional information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  Accordingly, the Trust respectfully declines to make these two requested deletions.  The Trust will, however, remove the reference on the cover page to the exchange ticker symbols, which are not applicable to the Portfolios.

Prospectus – Summary Section

2.	Staff Comment: Please confirm supplementally that each sub-adviser and trading advisor to the Portfolios is registered as an investment adviser with the Commission.

Response:  The Trust responds by confirming supplementally that each sub-adviser and trading advisor to the Portfolios is registered as an investment adviser with the Commission.

3.
Staff Comment:  With respect to each Portfolio with an 80% investment restriction as disclosed in its “Principal Investment Strategies and Policies” section, the Staff notes that the limitation, pursuant to Rule 35d-1 of the Investment Company Act of 1940, as amended, should be based upon net assets rather than total assets.  Please revise each applicable Portfolio’s 80% investment restriction as necessary.

Response:  The Trust responds by revising each applicable Portfolio’s 80% investment restriction to reflect net assets rather than total assets.

Prospectus – Long/Short Equity Portfolio

4.
Staff Comment:  With respect to the “Principal Investment Strategies and Policies” section, please confirm whether derivatives are valued at notional value for the purposes of the Portfolio’s 80% investment requirement.

Response:  The Trust responds by stating that derivatives are not valued at notional value for the purposes of the Portfolio’s 80% investment requirement.

Prospectus – Managed Futures Strategies Portfolio

5.	Staff Comment: With respect to the “Principal Investment Risks” section, please revise “Concentration Risks” to make clear that the Portfolio is not concentrating in any particular industry.

Response:  The Trust responds by revising the disclosure as follows:

“~~Concentration~~ Sector Focus Risks.  The Portfolio, through its investment in the Subsidiary, ~~concentrates~~ focuses its investments in the commodity futures markets, which have historically experienced substantial price volatility. The Portfolio, through its investment in the Subsidiary, may also have substantial exposure to financial services sectors.  These ~~concentrations~~ sector focuses subject the Portfolio to greater risk of loss as a result of adverse economic, business or other developments affecting theses sectors, than if the Subsidiary’s investments were diversified across different sectors and markets.”

Statement of Additional Information

6.
Staff Comment:  In the “Investment Restrictions” section on page 6, with respect to investment restriction #4 for the Managed Futures Strategies Portfolio, regarding sub-parts b and c, the Staff notes that as currently written, the language does not clearly state whether the Portfolio will or will not concentrate in a particular industry.  The Staff also notes that because this language is a fundamental policy of the Portfolio, it may not be changed without shareholder approval.  Accordingly, the Staff recommends that at such time in the future as the Portfolio’s shareholders are asked to approve any other matter, they also be asked to approve a revised investment restriction # 4 which clearly states the Portfolio’s policy on industry concentration.

Response:  The Trust states supplementally that per the first part of investment restriction #4, the Portfolio will not concentrate in any industry and therefore does not have freedom of action with respect to industry concentration.  However, the Portfolio’s policy to not concentrate in any industry is qualified by sub-parts b and c, which state that 25% or more of the Portfolio’s assets may be indirectly exposed, through the subsidiary, to industries in commodity sectors or financial services sectors.  This language is included only to make clear that the Portfolio, through the subsidiary, will have significant exposure to these sectors, even though the Portfolio will not concentrate in any particular industry.

7.
Staff Comment:  With respect to the “Tax Status” section beginning on page 49, please revise to add disclosure stating that the Managed Futures Strategies Portfolio is relying on a legal opinion regarding the treatment of income derived from the Cayman Island Subsidiary.  The Staff notes that such disclosure already exists on page 24 of the Prospectus.

Response:  The Trust responds by adding the requested disclosure.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields
J. Michael Fields
Secretary
Underlying Funds Trust